Filed by Alamos Gold Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Aurizon Mines Ltd.
Commission File Number: 333-186004
Date: January 24, 2013

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless stated otherwise.

Alamos Responds to Aurizon Directors’ Circular

Toronto, Ontario (January 24, 2013) – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) announced today that it has reviewed the Director’s Circular (the “Circular”) issued by Aurizon Mines Ltd. (“Aurizon”) on January 23, 2013 in response to the offer (the “Offer”) by Alamos to purchase all of the outstanding common shares of Aurizon.

The Circular provides no new information that would cause Alamos to modify the Offer. Alamos’s President and Chief Executive Officer, John A. McCluskey, commented, “It is important to note that every Aurizon shareholder we have met expressed strong support for the Offer. Four large, sophisticated institutional shareholders of Aurizon found the Offer price so compelling, they agreed to sell us Aurizon shares at the Offer price immediately prior to our Offer to the public. We encourage remaining Aurizon shareholders to continue tendering to the Offer.” Alamos currently owns over 16% of Aurizon.

Alamos also noted Aurizon’s new operating guidance for 2013, which is buried on pages 28-30 of the Circular, once again fails to meet street expectations. The Circular fails to adequately highlight the inherent risks with Aurizon’s plans to restore Casa Berardi to steady state production.

Alamos notes that the Circular also fails to address the many benefits which Aurizon shareholders stand to gain from the Offer which were highlighted in detail in Alamos’s January 14th, 2013 press release. These benefits include, among other things:

-	A significant 40% premium to Aurizon’s January 9, 2013 closing price. Using Alamos’s 52-week high share price, the implied premium is 77%.

-	The immediate creation of a new leading intermediate gold mining company with increased diversification, scale and liquidity.

-	The combined company, with two steady producing, low cost mines located in stable jurisdictions, will be strongly positioned for growth from Alamos’s other assets and will maintain a robust balance sheet capable of supporting all the development initiatives going forward.

-	The combination is greater than the sum of its parts.

Aurizon’s board has adopted a tactical poison pill in an effort to prevent Aurizon shareholders from accepting the Offer. Given that every Aurizon shareholder approached by Alamos has expressed strong support for the Offer, Alamos will be applying to securities regulators to have the pill lifted before expiration of the Offer to ensure Aurizon’s shareholders are able to decide for themselves whether to accept the Offer.

TRADING SYMBOL: TSX:AGI

How to Tender

Aurizon shareholders are encouraged to continue tendering their shares by completing the Letter of Transmittal included in the documents mailed by Alamos. Kingsdale, the depositary and information agent for the Offer, is available to assist and can be reached at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America). For shareholders whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to Kingsdale prior to the expiry time, they may accept the Offer by properly completing and duly executing a Notice of Guaranteed Delivery and returning it to Kingsdale as specified in the Notice of Guaranteed Delivery. If Aurizon shares are held by a broker or other financial intermediary, Aurizon shareholders should contact such intermediary and instruct it to tender their Aurizon shares.

The Offer is open for acceptance until 5:00pm (Toronto time) on February 19, 2013, unless extended or withdrawn. The Offer is subject to certain conditions, including, among other things, minimum acceptance of the Offer by Aurizon shareholders holding, together with the Aurizon shares held by Alamos and its affiliates, at least 66 2/3 percent of the outstanding shares of Aurizon calculated on a fully-diluted basis.

About the Offer

Alamos announced the Offer on January 14, 2013. Alamos filed the take-over bid circular (the “Alamos Circular”) and related documents with the securities regulatory authorities in Canada and the United States on January 14, 2013. Aurizon shareholders are advised to read the Alamos Circular as it contains important information, including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of the Alamos Circular may be obtained free of charge from shareholders’ investment advisers, from Dundee Capital Markets, which is acting as Alamos’s dealer manager, Kingsdale Shareholder Services Inc. at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America), which is acting as Alamos’s depositary and information agent, or by directing a request to the Investor Relations department of Alamos at 416-368-9932 (ext. 401).

On January 14, 2013, Alamos filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 and a Tender Offer Statement on Schedule TO, each of which includes the Alamos Circular. Alamos encourages shareholders of Aurizon to read the full details of the Offer set forth in the Alamos Circular, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how Aurizon shareholders can tender their Aurizon shares to the Offer. Investors may also obtain a free copy of the Alamos Circular and other disclosure documents filed by Alamos from the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the SEC’s website at www.sec.gov.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Alamos or Aurizon.

2  |  ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $350 million in cash and short-term investments, is debt-free, and unhedged to the price of gold. As of January 21, 2013, Alamos had 127,455,786 common shares outstanding (132,116,086 shares fully diluted), which are traded on the TSX under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman Vice President, Investor Relations (416) 368-9932 x 401	Kingsdale Shareholder Services Inc. North American Toll-Free: 1-866-851-3214 Outside North America: (416) 867-2272

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this press release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’s expectations include, among others, risks related to the Offer, fluctuations in the value of the consideration; integration issues; the effect of the Offer on the market price of Alamos’s common shares (“Alamos Shares”); the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of Aurizon’s common shares; risks associated with Aurizon becoming a subsidiary of Alamos; differences in Aurizon shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos Shares on the NYSE; the effect of the Offer on non-Canadian shareholders; and risks related to the on-going business of Alamos, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’s Annual Information Form and in the Circular. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The information in this press release concerning Aurizon and Aurizon’s assets and projects is based on publicly available information and has not been independently verified by Alamos.

3  |  ALAMOS GOLD INC